United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-31354	CUSIP Number 516648102
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	June 30, 2011
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

LAPOLLA INDUSTRIES INC
Full Name of Registrant

Former Name if Applicable
15402 Vantage Pkwy E, #322
Address of Principal Executive Office (Street and Number)
Houston, Texas 77032
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the Company's rapid growth, additional time is needed to complete the review and quarterly report for the quarterly period ended June 30, 2011. We expect the Form 10-Q for quarter ended June 30, 2011 to be filed on or before five business days from the date of filing this notice.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Michael T. Adams	281	2194700
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Sales increased $5,006,398, or 30.1%, from the second quarter of 2011 compared to the second quarter of 2010. Foam sales increased $2,894,564, or 20.0%, and coatings sales increased $2,111,834, or 96.1%, quarter over quarter, due to continued market penetration and higher consumer demand attributed to cost conscious residential and commercial building owners transitioning from traditional fiberglass insulation and roofing systems to energy efficient SPF and acrylic coatings. Cost of sales increased $5,232,219, or 42.3%, for the three months ended June 30, 2011 compared to the three months ended June 30, 2010. Cost of sales increased $3,246,374, or 30.2%, for our foams, and $1,985,845, or 122.6%, for our coatings, quarter over quarter, due primarily to increases of $2,894,564, or 20.0%, and $2,111,834, or 96.1%, in our foam and coatings sales, respectively. We had a 47.1% increase in freight costs, along with an approximate 6.9% increase in material costs, in the second quarter of 2011 compared to the second quarter of 2010. Freight and material costs increased in 2011 due primarily to surging oil prices which justified higher trip rates and fuel surcharges, as well as from global allocation of certain coating raw materials requiring us to deploy spot market buying at higher prices to meet demand. Our gross profit decreased $225,821, or 5.3%, for the second quarter of 2011 compared to the second quarter of 2010, due to the 47.1% increase in freight costs and 6.9% increase in material costs, offset by our 30.1% in sales growth. Gross margin percentage decreased 7%, quarter over quarter, due to higher freight and material costs, offset by approximately 4.9% in sales pricing changes, improved manufacturing efficiencies, and increased purchasing power with key vendor alliances. Net loss was $668,871 in the second quarter of 2011 compared to net income of $542,882, due primarily to increases of $1,121,740, or 37.1%, in SG&A, $125,000 or 250%, in bad debts, $148,745, or 220.8%, in professional fees, offset by decreases of $103,054, or 43.7% in interest expense, and $265,328, or 100%, in interest expense – amortization of discount. Net loss per share was $0.01 for the quarter ended June 30, 2011 compared to net income per share of $0.00 for the quarter ended June 30, 2010.

Lapolla Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	08-15-2011	By /s/	Michael T. Adams, EVP	Title:	Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).